APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Batter on Deck
Balance Sheet - unaudited
For the period ended 3/31/2021

	Current Period	Prior Period
	31-Mar-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Food Cart & Equipment	50,000.00	50,000.00
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	50,000.00	50,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 50,000.00**	**$ 50,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 50,000.00	$ 50,000.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		50,000.00		50,000.00
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	50,000.00	$	50,000.00
Balance Sheet Check		-		-

I, Isaiah Bostic, certify that:

1. The financial statements of Batter on Deck included in this Form are true and complete in all material respects; and
2. The tax return information of Batter on Deck has not been included in this Form as Batter on Deck was formed on 03/09/2020 and has not filed a tax return to date.

Signature   _Isaiah Bostic_

Name: Isaiah Bostic

Title: Owner